Exhibit 99.230

NexTech Hires Felix Ritscher as Head of IT and Security

In preparation for hyper-growth and business demand needs for its Fortune 500 customers new security by design and scalable IT operations are being implemented

Vancouver B.C. & Raleigh, NC– November 6, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events today announced that it has hired security and IT infrastructure expert Felix Ritscher as its Head of Information Technology and Security. As the company has signed up more fortune 500 global companies to its platforms, new security, IT, and hyper-scaling technology is being implemented.

Ritscher is based in Raleigh, NC and brings over 15 years of experience in IT services, infrastructure, and cybersecurity to the NexTech team. He has been a leader for IT services, infrastructure and security in organizations including the Bundeswehr’s (Germany’s federal armed forces) where he held a principal role in designing the IT infrastructure for the simulation and test environment, and the NATO Communications and Information Agency (NCIA) where he oversaw international teams serving over 200,000 customers for the organization’s 28 member nations at the time. In his most recent role, he was the Director of Cybersecurity Operations and engineering at PRA Health Services.

In his new role, Ritscher will be responsible for ensuring NexTech’s InfernoAR technology is stable, scalable, and secure. He will create a modern security by design framework that is more robust than current standards demand, and which is better prepared for the changing threat environment as education, events and e-commerce continue to rely heavily on virtual experience technologies. In addition to security, he will also focus on enhancing IT operations and centralizing services for cost optimization. This proactive effort will help the company scale rapidly while remaining cost-effective. Finally, Ritscher will be in charge of building an IT and security team that is fit for purpose as the company rapidly grows.

Felix Ritscher, Head of Information Technology and Security comments “When I was introduced to NexTech, what stuck out to me was the passion and pride the team has in creating a virtual experience product that is uniquely geared towards businesses and which provides innovation in industries that need forward-thinking solutions to survive. I believe that I’ll be able to bring this same passion and dedication to big picture strategic growth to help expand the business and support NexTech’s customers with a more robust security,” He continues, “Augmented reality and virtual reality have always been an interest of mine, managing teams and driving security and IT operations has been my professional experience. To be able to combine personal interests with professional skills makes this position a perfect fit. I’m excited to be a part of the NexTech team and look forward to helping them prepare for stable, scalable and secure growth.”

“As we are growing very fast and signing bigger deals with bigger global organizations it has become clear that we need to hire a head of IT and security. Felix brings a unique experience and skillset to the NexTech AR team and we’re thrilled to have him on-board”, said Evan Gappelberg, CEO of NexTech AR. “With Felix as a part of the team, we’re going to proactively bring security, network operations and IT updates to our customers so that they can sleep at night and I can sleep at night! We’re constantly innovating to bring our customers best-in-class solutions that are designed to grow, shift and meet their needs now and far into the future.”

To learn more about NexTech, please click here.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

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On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.